EXHIBIT 23.4

CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference in this Registration Statement on Amendment No. 1 to Form F-4 and related prospectus of Vivendi Universal for the registration of $935,000,000 and Euro 325,000,000 of Senior Notes due 2010 of our report dated March 28, 2002 (except with respect to the matters discussed in Note 14 as to which the date is May 24, 2002) with respect to the consolidated balance sheets of Vivendi Universal and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. This report is a copy of a joint audit report previously issued by Barbier Frinault & Cie, a member firm of Andersen Worldwide and RSM Salustro Reydel.

Paris, France
November 24, 2003

/s/ RSM Salustro Reydel RSM Salustro Reydel